■ SIT INVESTMENT ASSOCIATES, INC. ■

INVESTMENT OUTLOOK & STRATEGY

OCTOBER 12, 2010

EXECUTIVE SUMMARY

The U.S. equity market posted its best September since 1939, resulting in strong returns for the third quarter. September's surge brought the benchmark indexes into the black for the year. The robust September gains came as modestly improving economic data and expectations of a new round of Fed stimulus allayed fears of a double-dip recession. The fixed income market was mixed last month, with taxable returns up slightly and municipals down modestly. The final estimate of second quarter real GDP, at +1.7 percent, was little-changed from the previous estimate of +1.6 percent. We expect the economy to continue to grow at a modest pace in the second half of 2010 and through 2011. A new round of quantitative easing by the Fed seems likely, but the question is what form it will take. In taxable fixed income portfolios, we are underweighted in U.S. Treasuries and are maintaining relatively short durations. In municipal bond portfolios, we believe relative yield ratios of lower-rated investment grade municipals to Treasuries remain attractive. On September 23rd, House Republicans unveiled their "A Pledge to America," which they hope will enable the party to regain House leadership. We are maintaining diversified, high-quality and growth-oriented portfolios across our three domestic equity portfolios. We continue to emphasize the traditional growth sectors of technology and health care, as well as more cyclical groups like producer manufacturing and energy.

CURRENT CONDITIONS: RECESSION ENDED IN JUNE 2009

The U.S. equity market was very strong in September, with indexes posting their biggest monthly gains since April 2009 and their best September since 1939. Though September has traditionally been the stock market's worst month, the S&P 500 Index surged +8.9 percent and the NASDAQ OTC Composite soared +12.0 percent. Consequently, despite the August market correction, third quarter total returns exceeded +10 percent, their best in a year (see Exhibit A). The third quarter advance also offset most of the large declines in the previous quarter. The hefty September gains came as modestly improving economic data helped allay fears of a double-dip recession. Widespread expectations that the Federal Reserve is on the verge of implementing additional stimulus measures also buoyed the stock market.

September's stock market strength came despite the headwind of continued huge outflows from equity mutual funds, as shown in Exhibit B. However, questions over whether the Bush-era tax cuts will be allowed to expire have clouded the investment horizon, prompting some investors to exit the market with their gains after a blockbuster month.

September's surge brought the benchmark indexes into the black for the year. The S&P 500 Index is now up +3.9 percent on a total return basis year to date. Of the previous 68 years when the DJIA was up after three quarters, it continued to rise 71 percent of the time and ended the year in the black in 94 percent of those years.

TOTAL RETURNS TO 09/30/10

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	8.9%	11.3%	3.9%	10.2%
Dow Jones Ind'l Avg.	7.9	11.1	5.6	14.1
Russell 1000 Index	9.2	11.6	4.4	10.8
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	12.0	12.3	4.4	11.6
S&P MidCap Index	11.3	13.1	11.6	17.8
Russell 2000 Index	12.5	11.3	9.1	13.3
FIXED INCOME				
Barclays Capital Agg. Index	0.1	2.5	7.9	8.2
Barclays Capital Muni Bond Index	-0.2	3.4	6.8	5.8

*price only

The bond market was more mixed in September, with taxable bond returns up slightly and tax-exempt municipal returns down modestly. For the quarter, bonds generated much more pedestrian returns than stocks. High-yield corporate bonds returned +6.5 percent; investment-grade bonds returned +4.9 percent; municipal bonds returned +3.4 percent; and Treasuries returned +2.7 percent. After a major rally that began in the depths of the credit crisis in late 2008, big gains have been harder to come by lately. Treasury yields are near record lows and sector yield spreads have narrowed significantly. Also, to the extent that investors are willing to take more risks, either because of expected Fed quantitative easing or stronger economic data, bonds could

continue to lag stocks. The above table summarizes major benchmark returns, and additional detail is provided in Exhibit C.

GROWTH AND VALUE STOCK
TOTAL RETURNS TO 09/30/10

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	10.6%	13.0%	4.4%	12.7%
Russell 1000 Value	7.8	10.1	4.5	8.9
MID CAP				
Russell Midcap Growth	12.1	14.6	10.9	18.3
Russell Midcap Value	9.3	12.1	11.1	16.9
SMALL CAP				
Russell 2000 Growth	14.2	12.8	10.2	14.8
Russell 2000 Value	10.7	9.7	7.9	11.8

Within the equity markets, returns were strong across all market capitalizations and for both growth and value stocks in September. Still, smaller cap indexes outperformed large cap indexes last month and have also done so year to date. In addition, across all market cap sizes, growth issues did better than their value counterparts in September, and, year to date, growth returns are now roughly equal to those of value in large cap indexes and exceed value returns in smaller cap indexes.

In contrast to August, stocks with cyclical and growth financial characteristics performed relatively better last month. These traits included high earnings growth, high beta, high price-earnings ratio, and low or no dividend yield. Due to strong September market returns, these characteristics also outperformed in the third quarter overall. Stock market performance, categorized by several important financial characteristics for recent periods, is shown in Exhibit D.

Regarding industry sector performance within the broad Russell 3000 Index, 9 out of 18 sectors outperformed in September, compared to 10 of 18 in August. There was a major turnover in the outperforming groups, as only three of the same sectors outperformed in both periods (i.e., technology services, health services and retail trade). September's outperforming groups skewed toward higher growth or more cyclical sectors (e.g., electronic technology, producer manufacturing, consumer durables), while August's leaders tended to be more defensive groups (e.g., consumer non-durables, communications, utilities). The collective weight of the outperforming sectors fell to 41.5 percent in September from 52.0 percent in August. On a year-to-date basis, 9 of 18 sectors have outperformed, led by the producer manufacturing, consumer non-durables and consumer services groups, among sectors of size. Full details of sector performance are outlined in Exhibit E.

With respect to global equity markets, concerns about the European sovereign debt crisis and a double-dip recession in the U.S. abated in the third quarter, resulting in strong positive performance in every market. All regions had negative returns in U.S. dollar terms in the first half, but now every region except Western Europe has a positive return through September. The strongest region this year has been Latin America; however, four of the top five performing markets are in the Asia/Pacific region (Philippines, Thailand, Indonesia, and Malaysia), all natural resource-heavy developing countries. Despite a +11.1 percent return in the third quarter, the U.S. dropped one position to rank 16th out of 33 world markets year to date through nine months (see Exhibit F).

The Federal Reserve's U.S. trade-weighted major currencies dollar index, on average, was down -1.2 percent from August and is off -5.1 percent from its recent peak in June 2010 (see Exhibit G). The U.S. dollar has fallen against the euro, the yen and other higher-yielding currencies, as a slowing U.S. economic recovery has refocused attention on our country's economic and fiscal problems, and away from Europe's economic and social woes. Expectations that the Fed will pursue another round of quantitative easing (QE2) have exacerbated the dollar decline, and the U.S. greenback is now trading at new lows relative to the yen and other major currencies (see Exhibit H).

On September 20th, the National Bureau of Economic Research (NBER), the arbiter of the start and end dates of a recession, determined that the longest U.S. recession since the Great Depression officially ended in June 2009. The NBER said that the recession lasted 18 months, from December 2007 to June 2009 (see Exhibit I). That was longer than the 16 months of the 1973-75 and 1981-82 recessions. Rather than using the common definition of a recession as two consecutive quarters of decline in real GDP, the NBER identifies a recession as "a period of falling economic activity spread across the economy, lasting more than a few months, normally visible in real GDP, real income, employment, industrial production and wholesale-retail sales." The trough marks the end of the declining phase and the start of the rising phase of the business cycle.

Turning to the U.S. economy, the final estimate of second quarter 2010 real GDP growth was revised up slightly to +1.7 percent from the second ("preliminary") estimate of +1.6 percent. There were modest revisions to the major GDP components between the preliminary estimate and the final report, and those adjustments netted out to an upward change of $3.4 billion. The higher level of 2Q10 GDP growth was largely due to a $5.4 billion upward revision to consumer spending and a $5.6 billion upward adjustment to inventories, which were partially offset by a $4.1 billion downward adjustment to net exports due to faster import growth and a $1.9 billion downward revision to government expenditures, particularly state and local spending. Dollar changes in real GDP components over the past four quarters are displayed in the following table:

DOLLARS (BIL) OF REAL GDP CHANGE

	3Q09 Revised	4Q09 Revised	1Q10 Revised	2Q10 Final
Personal Con. Expenditures	$44.6	$21.3	$42.5	$50.3
Nonresid. Fixed Invs.	-5.4	-4.6	24.3	52.7
Residential Invs.	8.5	-0.7	-11.0	19.4
Inventory Change	33.6	91.5	80.8	24.7
Net Exports	-48.7	60.7	-8.3	-110.6
Government	10.0	-9.0	-10.1	24.7
Residual	8.2	-1.0	1.6	-5.1
Total	$50.8	$158.2	$119.8	$56.1
% Change in Real GDP (ann.)	1.6%	5.0%	3.7%	1.7%
% Change in Real Final Sales (ann.)	0.4%	2.1%	1.1%	0.9%
% Change in GDP Deflator (ann.)	0.7%	-0.3%	1.1%	2.0%

The following table shows the contributions to real GDP growth for each of the major GDP components over the same four quarters. In the most recent quarter, the dominant roles of

consumer spending and business spending and the favorable swings in the contributions from residential investment and government (i.e., from negative to positive) can be seen, as well as the major drag from net exports and the deceleration in inventories. Year-over-year changes in the major GDP components are shown in Exhibit J.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	3Q09 Rev.	4Q09 Rev.	1Q10 Rev.	2Q10 Final
Personal Cons. Exps.	1.41%	0.69%	1.33%	1.54%
Nonresid. Fixed Invs.	-0.13	-0.10	0.71	1.51
Residential Invs.	0.25	-0.02	-0.32	0.55
Inventory Change	1.10	2.83	2.64	0.82
Net Exports	-1.37	1.90	-0.31	-3.50
Government	0.33	-0.28	-0.32	0.80
Total GDP Growth	1.60%	5.00%	3.70%	1.70%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

August current dollar consumer spending grew +0.4 percent, driven by +0.5 percent higher personal income. Within personal income, wages and salaries were up a solid +0.3 percent, but a surge in unemployment benefits from the implementation of the retroactive extension of extended unemployment benefits gave overall income a significant further boost. In aggregate, total "transfer payments" were at record levels and equal to 18.5 percent of personal income. August real PCE rose +0.2 percent, led by a +0.8 increase in purchases of non-durable goods, particularly food and beverages purchased for off-premises consumption and back-to-school sales. Spending on services was flat and purchases of durable goods declined -0.2 percent.

The pickup in consumer spending bodes well for retailers heading into the key holiday shopping season. However, an unemployment rate that is projected to average at least 9 percent through next year may prevent demand from growing much more, one reason why many Fed policymakers remain concerned about the pace of the recovery.

CONSUMER INCOME AND SPENDING YEAR-OVER-YEAR PERCENT CHANGE

		Nominal			Real
		Personal Income	Disposable Personal Income	Consumption Expenditures	Consumption Expenditures
2008	Mar.	4.4%	4.8%	4.3%	0.9%
	June	5.6	7.8	4.7	0.5
	Sept.	3.7	4.4	2.7	-1.3
	Dec.	0.2	1.4	-1.8	-2.4
2009	Mar.	-2.4	0.6	-2.1	-2.1
	June	-2.7	-0.9	-2.7	-2.2
	Sept.	-2.4	0.6	-1.3	-0.7
	Dec.	0.4	3.2	3.2	0.8
2010	Jan.	1.3	2.6	2.6	0.1
	Feb.	2.2	3.2	3.0	0.7
	Mar.	2.8	3.5	4.0	1.5
	Apr.	2.8	2.9	3.9	1.5
	May	1.4	1.3	3.8	1.7
	June	2.4	2.4	3.2	1.8
	July	3.0	3.0	3.4	1.9
	Aug.	3.3	3.2	2.7	1.2

The average level of real PCE for July and August stands +1.6 percent above the 2Q10 average suggesting consumer spending will be a modest positive in helping to propel the economy forward during the third quarter. Our sensitivity analysis leads us

to conclude that real consumer spending for the third quarter of 2010 rose roughly +2 percent compared to a +2.2 percent expansion in 2Q10. Specifically, as shown in the following table, if real PCE is unchanged in September, the result would be a +1.8 percent quarterly annualized increase for the third quarter. If September real PCE grows +0.2 percent, the quarterly result would be a +2.0 percent gain.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

	Case 1 Index (+0.0%)	Annual. Qtrly Change	Case 2 Index (+0.2%)	Annual. Qtrly Change
Dec. 2010 Proj.	9321.20	0.2%	9395.99	2.4%
Nov. 2010 Proj.	9321.20		9377.24	
Oct. 2010 Proj.	9321.20		9358.52	
Sept. 2010 Proj.	9321.20	1.8%	9339.84	2.0%
Aug. 2010	9321.20		9321.20	
July 2010	9305.80		9305.80	
June 2010	9289.30	2.2%	9289.30	2.2%
May 2010	9280.50		9280.50	
April 2010	9257.20		9257.20	
March 2010	9258.60	1.9%	9258.60	1.9%
Feb. 2010	9228.20		9228.20	
Jan. 2010	9189.30		9189.30	
Dec. 2009	9312.40	1.6%	9312.40	1.6%
Nov. 2009	9293.40		9293.40	
October 2009	9262.50		9262.50	

One of the most significant factors impacting consumer spending is employment. While private nonfarm payrolls have grown every month this year, companies are not generating enough jobs to keep up with a growing labor force. Government employment, after a big increase this spring due to U.S. Census-related hiring, is down -250,000 for the year. Through September, only 613,000 people have been added to company and government payrolls in 2010, or 7.3 percent of the 8.4 million jobs lost in 2008 and 2009. Job creation has averaged 68,000 per month this year, but the economy needs to generate at least 100,000 new jobs each month just to keep the unemployment rate constant, much less reduce it.

The manufacturing sector is slowing, but remains expansionary. The Institute of Supply Management's (ISM) Manufacturing Index fell to 54.4 in September from 56.3 in August. That level is still consistent with a solid trend in manufacturing growth. Since 1948, the index has averaged 54.6 during months of economic expansion (see Exhibit K). However, most of the components declined in September, including the new orders index – the most "leading" component – which fell to 51.1, its lowest reading in 15 months. The employment and new export orders indexes also fell, but remain at high levels. In addition, the (manufacturers') inventories index jumped to a 26-year high of 55.6, probably reflecting unwanted inventory accumulation, and the prices (paid) index surged to 70.5, reflecting commodities price pressures (not a major concern at this point).

The housing sector is showing further signs of bottoming. As observed in Exhibit J, residential investment in the GDP accounts recorded its first year-over-year gain in many quarters. Pending sales of existing homes also climbed more than forecast in August. Signed contracts increased +4.3 percent, on top of a +4.5 percent rise in July, indicating that housing demand is stabilizing after reaching record lows following the expiration of a housing tax credit. Pending home sales are considered a leading indicator because they track contract signings. Existing home sales are

tabulated when a contract is closed, which typically occurs a month or two later.

Financing costs are also getting cheaper for homebuyers. The average rate on a 30-year fixed rate mortgage hit a record low of 4.27 percent in the week ended October 7th, according to Freddie Mac. At the same time, the housing market is being restrained by a lack of employment opportunities. Ultimately, the pace of a recovery in home sales depends on job creation and improving consumer confidence.

General price inflation is expected to remain subdued, with unemployment still high and significant economic slack. Also, with the recovery slowing from earlier this year, companies have limited ability to pass along higher commodity and other costs. In fact, deflation is a bigger concern of monetary authorities. In their September 21st FOMC statement, Fed policymakers basically admitted that inflation is too low and deflation is a serious risk. The headline Producer Price Index rose for a second month in August, up +0.4 percent, indicating that demand is strong enough to prevent deflation. The gain was driven by a +2.2 percent surge in energy costs, particularly gasoline (+7.5 percent) and home heating oil (+7.0 percent). However, the year-over-year growth in August fell to +3.1 percent from +4.2 percent in July. Core PPI, which excludes the volatile food and energy components, rose +0.1 percent in August. This translated to +1.3 percent year-over-year growth in August, down from +1.5 percent in July (see Exhibit L).

The overall August Consumer Price Index increased +0.3 percent, as energy prices rose +2.3 percent, including a +3.9 percent seasonally adjusted rise in gasoline. Also, tobacco prices climbed +0.4 percent, the sixth consecutive monthly increase. However, core prices were flat, held down by rents, with tenant rents falling -0.1 percent. Year-over-year, the August CPI was up +1.1 percent, down slightly from July (+1.2 percent), and the core CPI held at +0.9 percent. Recent trends in the CPI, including core CPI, are shown in the following table:

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
June 2008	9.9%	8.4%	5.0%	2.4%
September 2008	-0.1	4.9	4.9	2.5
December 2008	-15.6	-7.8	0.1	1.8
March 2009	4.7	-5.6	-0.4	1.8
June 2009	5.6	5.2	-1.4	1.7
September 2009	0.5	3.1	-1.3	1.5
December 2009	0.0	0.2	2.7	1.8
January 2010	0.9	1.2	2.6	1.6
February 2010	0.8	0.8	2.1	1.3
March 2010	3.1	1.5	2.3	1.1
April 2010	2.4	1.7	2.2	0.9
May 2010	2.7	1.7	2.0	0.9
June 2010	0.6	1.9	1.1	0.9
July 2010	0.0	1.2	1.2	0.9
August 2010	0.2	1.4	1.1	0.9

In conclusion, we continue to forecast modest economic growth over the next few quarters, followed by a slight acceleration in second half 2011, as consumer spending remains subdued, hampered by unemployment, waning government stimulus and trade remaining a drag. Our quarterly projections of +2.0 percent real GDP growth for second half 2010 through first half 2011 and +2.5 percent growth in second half 2011 yield economic growth of +2.7 percent in 2010 (versus -2.6 percent in 2009) and +2.1

percent in 2011. This compares with the International Monetary Fund's recently-lowered forecast for U.S. growth of +2.6 percent in 2010 and +2.3 percent in 2011. Details of our economic and financial market assumptions, including our initial projections for 2011, are shown in Exhibit M.

MONETARY POLICY AND FIXED INCOME STRATEGY: QE2 IMMINENT

On October 4th, in remarks made after a speech in Providence, Rhode Island, Federal Reserve Chairman Ben Bernanke said the Fed's first round of large-scale asset purchases (a practice dubbed "quantitative easing" or "QE") improved the economy and that further buying is likely to help more. These comments, along with those of other Fed officials in recent days, have raised expectations that the Fed will step in soon to bolster the economy with another large round of quantitative easing ("QE2"). This has sent gold prices soaring to a record high, stocks to a five-month high and the dollar plunging. Most expect the Fed to restart a bond-buying program when the Federal Open Market Committee (FOMC) meets on November 2nd-3rd, and predictions focus on a liquidity injection of up to $1 trillion over roughly 12 months.

A fair amount of debate continues, both internally at the Fed and outside, as to the effectiveness of another round of quantitative easing (QE2), but there is general agreement that it is needed and inevitable. Some debate also remains on what QE2 will look like, how aggressive it will be, and what form it will take.

An "incremental" approach to quantitative easing is likely. Rather than announce massive bond purchases with a finite end, as they did in 2009 to shock the U.S. financial system back to life, Fed officials are considering a more open-ended, smaller-scale program that they could adjust as the recovery unfolds. The risk is that markets may be disappointed, if they don't perceive the total amount of purchases to be substantial enough.

Interest rates declined during the third quarter and the yield curve continued to flatten. Specifically, the 2-year maturity U.S. Treasury note yield decreased to 0.42 percent, approximately -18 basis points lower than where it began, while the 30-year U.S. Treasury bond yield decreased to 3.69 percent, approximately -20 basis points lower than where it began.

The Barclays Aggregate Bond Index produced a positive return during the quarter of +2.5 percent. The longer duration corporate sector was the best performing, with financial company obligations performing particularly well. Longer duration finance bonds produced a return on average in excess of +7 percent during the quarter. The commercial mortgage-backed sector was the second best performing sector, as most businesses have seen increasing profits and already high levels of cash. The U.S. Treasury sector also performed well, as continued rhetoric from the Federal Reserve regarding additional Treasury bond purchases supported prices in that sector. Asset-backed securities returns basically matched those of the Aggregate Index, led by attractive returns from the credit card sector. The shorter duration mortgage-backed securities sector underperformed.

TOTAL RETURNS TO 09/30/10

	1 Mo.	3 Mos.	9 Mos.	12 Mos.

BARCLAYS CAP INDEX				
AGGREGATE	0.1%	2.5%	7.9%	8.2%
Treasury	0.0	2.7	8.7	7.3
Agency	0.2	1.9	5.7	5.7
Corporate	0.7	4.7	10.8	12.3
CMBS	2.1	6.4	19.3	23.2
Asset-Backed	0.4	2.5	7.5	8.9
Mortgage Pass-Through	-0.4	0.6	5.1	5.7
5-Year Treasury	0.5	3.3	10.0	9.3

During the third quarter, the Federal Reserve announced that the proceeds from maturing mortgage and agency securities would be used to purchase additional U.S. Treasury securities, spurring another rally in U.S. Treasury markets. As the quarter progressed, a gradual decline in the consensus forecast for future economic growth, despite increased corporate profitability, further added to the general bond market rally. Looking forward, we continue to believe that the Federal Reserve's massive monetary stimulus plan is likely to result in a modestly positive inflationary environment in the intermediate term, and that, combined with a potentially positive surprise in the residential housing market next year from the currently dire outlook, is likely to push interest rates higher. As such, we are underweighted in U.S. Treasuries and are maintaining relatively short durations in taxable bond portfolios. Exhibit N outlines our forecasts for U.S. Treasury interest rates, based on this outlook.

Tax-exempt municipal yields also declined during the third quarter. Long-term municipal yields fell to below the 4.90 percent level by the end of August, a range that has not been sustained since the first quarter of 2008. The Bond Buyer 40-Bond Index yield ended the quarter -29 basis points lower, at 4.87 percent, which compared with 5.16 percent and 5.40 percent at the beginning of the quarter and year, respectively. Positive bond fund flows and light issuance contributed to the continued decline in yields during the quarter.

Despite some giveback in September, particularly among intermediate maturities, tax-exempt municipals provided strong returns during the third quarter and posted their best quarterly results since the third quarter of 2009. Longer-maturity and lower-rated bonds continued to see the greatest price strength as investors sought out their attractive absolute yields. Among revenue bonds, the longer duration industrial revenue, special tax and hospital sectors posted the best performance during the quarter. Prerefunded bonds continued to lag due to their short durations.

Demand for tax-exempt municipals has continued to benefit from the relative reduction in new issue supply that has resulted from the shift toward taxable Build America Bonds (BABs), which has doubled in volume since one year ago. Year to date, approximately one-third of municipal new issuance continues to be taxable. Legislation to extend the issuance of the Build America Bonds program, although with a reduced rate of subsidy, remains in negotiations. While we believe the BAB extension will eventually pass, the surrounding uncertainty could result in temporary supply imbalances and dislocations in yields, particularly if issuers decide to push to get taxable issuance completed prior to December 31, 2010, when the current program expires, or if extension efforts fail and the market sees a resurgence in tax-exempt issuance.

As of September 30th, relative yield ratios of high grade municipals to Treasuries remained at the cheap end of their longer term historical valuation ranges and, more importantly, relative yield ratios of lower-rated, investment grade municipals to Treasuries continued to be very attractively valued. The tax-exempt yield curve remains steep, supporting portfolio duration positioning at or longer than respective benchmarks. Although credit spreads for lower-rated bonds have narrowed substantially over the past year, we believe the absolute yields offered by these bonds remain attractive. We believe that the tax-exempt yield curve will continue to flatten and that credit spreads on lower-rated bonds will continue to narrow, particularly as investors seek out alternatives to very low short-term yields. While fiscal stresses continue to make headlines, we believe that issuance trends will have a greater impact on tax-exempt yield levels than credit concerns. We believe a broad-based crisis will be averted as municipalities eventually successfully address projected budget gaps with tax increases and reduced spending, including pension reform. In addition, we expect revenue streams to gradually improve as the economic recovery stabilizes. Nonetheless, diversification remains a key factor in managing risk.

TOTAL RETURNS TO 09/30/10

	1 Mo.	3 Mos.	6 Mos.	12 Mos.
BARCLAYS CAP. INDEX				
MUNICIPAL	-0.2%	3.4%	6.8%	5.8%
5-Year Municipal	-0.3	2.5	5.1	5.6
Long (22+ years)	0.3	4.5	9.2	6.6
Revenue	-0.0	3.7	7.5	6.3
Electric	-0.1	3.5	6.8	6.0
Hospital	0.5	3.9	9.0	7.7
Housing	0.2	2.8	7.3	7.4
IDR/PCR	0.6	4.6	7.5	5.8
Transportation	-0.2	3.7	7.7	6.5
Education	-0.2	3.6	7.0	6.1
Water/Sewer	-0.2	3.4	6.8	5.8
Resource Recovery	0.1	3.4	5.7	5.5
Leasing	-0.2	3.6	7.4	6.4
Special Tax	-0.2	4.0	7.6	5.9
General Obligation	-0.4	3.5	6.9	5.6
Prerefunded	-0.4	1.3	2.7	3.2
Insured	-0.2	3.5	6.8	5.7
Muni Aaa	-0.4	2.6	5.0	4.6
Muni Aa	-0.3	3.3	6.3	5.3
Muni A	0.1	4.0	7.6	6.5
Muni Baa	0.4	4.2	9.7	7.0

FISCAL POLICY: REPUBLICANS LIKELY TO REGAIN CONTROL OF HOUSE

On September 23rd, House Republicans unveiled details of how they, if elected, would govern, hailed as "A Pledge to America" (see Exhibit O). The Pledge outlines five specific policy plans: creating jobs, cutting spending, repealing and replacing the current health care law, reforming Congress, and promoting a strong national defense. The plan is patterned after House Republicans' "Contract with America" from 1994, which was also crafted by House Republican Leader John Boehner and issued six weeks before the midterm elections. Like the earlier plan, the GOP hopes the Pledge will usher their party back into leadership of the House.

The 2010 midterm election will be held on Tuesday, November 2nd, with all House seats coming up for election and at least 36 of the 100 seats in the Senate being contested. The current makeup

of the U.S. House of Representatives is 255 Democrats, 178 Republicans and 2 "vacant" seats; and the current make-up of the Senate is 57 Democrats, 41 Republicans and 2 Independents (both caucus with the Democrats). Pundits believe that the Republican Party is likely to retake leadership of the House and, possibly, the Senate. To accomplish this goal, the party will need to gain 40 House seats and 10 Senate seats. According to International Strategy & Investment (ISI), there are many more Democrat-held competitive House races than Republican-held ones. Also, most of the competitive Senate races currently "Lean Republican" or are "Likely Republican." Exhibits P and Q show ISI's handicapping of the 2010 Congressional races.

After passing a continuing resolution (CR), which funds the government's discretionary accounts through December 3rd at about $8.2 billion below fiscal year 2010 levels, Congress departed for the midterm elections and will return for a "lame duck" session on November 15th. "Must do" items on the agenda include an omnibus appropriations bill to replace the CR for the rest of fiscal year 2011; extension of most or all of the 2001 and 2003 Bush tax cuts, which otherwise expire at the end of calendar 2010; extension of a number of expired tax provisions, including the R&D tax credit; extension of the so-called "doc fix" beyond November 30th to avoid a 21 percent cut in Medicare physician reimbursement rates; and a possible further extension of extended unemployment benefits, which also expire on November 30th. In addition, the annual Department of Defense authorization act, the FAA reauthorization bill (the House and Senate bills need to be reconciled) and Senate consideration of an arms control treaty with Russia are priority items. There may also be recommendations from the President's National Commission on Fiscal Responsibility and Reform to consider.

How much of this will get done in the lame duck session is debatable and very dependent on the outcome of the elections. If election forecasts are accurate, Republicans will gain a majority in the House and get within striking distance of taking control of the Senate. If this bears out, Republicans will likely insist on having significant input into what passes after the election. This will either result in gridlock or bipartisanship, depending on which side "blinks" first. Additionally, time will be short. When Congress returns in November, it will be in session for one week and then recess for the week of November 22nd for Thanksgiving. This would give lawmakers about six weeks to pass legislation, if they work through year end. Any bill that is still pending at the end of the congressional session dies, forcing lawmakers to start from scratch, reintroducing it at the start of a new two-year term.

Fiscal year to date, with only September remaining to be reported in the federal fiscal year, the deficit is at $1,259.6 billion (see Exhibit R). Receipts are up +1.6 percent, while outlays are down -2.5 percent. Receipts from corporate income taxes have risen by $33.0 billion (or +30.1 percent), partly reflecting improved economic conditions. And "miscellaneous receipts" (mostly Fed's remittances of earnings on its huge portfolio of assets) have increased $43.1 billion (or +99.1 percent). The decline in outlays is due to lower spending on the financial crisis. For example, outlays for commerce and housing credit for fiscal 2010 through August are a negative -$79.2 billion, compared to positive spending of $300.7 billion over the same period in 2009.

On October 7th, CBO released estimates for the September 2010 budget. They showed a deficit in September of $32 billion, which was $14 billion less than the shortfall recorded a year ago. Quarterly payments of estimated individual and corporate taxes typically result in a surplus for September. However,

revenues remain relatively low and spending was relatively high, resulting in the 24th consecutive month of budget deficits. As a result, CBO estimates that the federal deficit was slightly less than $1.3 trillion in 2010 (i.e., $1.291 trillion), down from slightly more than $1.4 trillion (i.e., $1.416 trillion) in 2009.

Looking at the new fiscal year, the deficit for fiscal 2011 will probably be smaller, but not significantly smaller, than fiscal 2010. Any decline in the fiscal 2011 deficit will depend heavily on whether Congress extends any or all of the Bush tax cuts beyond this year. Congress will likely extend the tax cuts at least for taxpayers earning less than $200,000/$250,000 for single/joint tax filers, respectively. Allowing all of the Bush tax cuts to expire on schedule would raise just under $200 billion in revenue in fiscal 2011, according to Treasury estimates. Allowing the cuts to expire just for higher-income taxpayers would raise about $33 billion in fiscal 2011.

EQUITY INVESTMENT STRATEGY: STOCKS REMAIN ATTRACTIVE

After a weak second quarter, when domestic equity indices declined roughly -10 percent, stocks rebounded strongly in the third quarter (particularly September), putting equity returns solidly in the black for the year. So far in the fourth quarter, the stock market has been choppy (but generally up), as talk of another round of quantitative easing soon is being viewed positively. Conversely, concerns over upcoming quarterly earnings reports, disappointing economic news and a possible international currency war are an overhang on the market.

While stocks have traded up on expectations that the Federal Reserve will initiate another round of large-scale asset purchases (quantitative easing), International Strategy & Investment's survey work shows that investors expect QE2 to lift the stock market over the next 12 months by only an incremental 4 percentage points versus what it otherwise would be. Still, despite a modest stock market impact, QE2 should have a positive effect on the economy by providing liquidity and driving down real interest rates.

Merger and acquisition and IPO activity picked up in the third quarter, a positive sign for the stock market (see Exhibit S). According to Dealogic, $758.6 billion of deals globally were inked during the quarter, as companies set aside worries about a double-dip recession, the European budget crises and political uncertainty in the U.S. Dealogic also calculated that, in the first nine months of the year, there were 877 IPOs around the world that totaled $147.1 billion. This has already topped the 578 deals valued at $111.4 billion in all of 2009.

The third quarter earnings season is underway and, while it is expected that companies' profit gains slowed significantly from the first half, they were strong, nonetheless. According to Bloomberg, earnings of S&P 500 companies are forecasted to have increased +23 percent in the third quarter, which compares to 49 percent growth during the second quarter and a +52 percent rise in the first quarter.

Regarding valuation, Exhibit T shows that market indexes remain compelling, as measured by their PEG (Avg. P/E-to-5-year Earnings Growth) ratios, with the PEG ratios of SIA's three equity portfolios relatively attractive. Also, the current low level of inflation justifies a price-earnings ratio well above the current figure (see Exhibit U). In addition, the earnings yield-to-bond yield spread remains extremely wide, both relative to the 10-year

Treasury Note and AAA-rated Corporate bonds (see Exhibits V and W).

Finally, despite last month's rally, the U.S. stock market remains relatively attractive on a momentum basis. Exhibit X shows that major equity indices are still near the bottom of their historical ranges, in terms of 6-month price momentum.

Sit Investment Associates is maintaining diversified, high-quality and growth-oriented portfolios across its three market capitalization size products. Our focus is on companies with sales growth, operating margin leverage, free cash flow, healthy balance sheets, proactive management teams and attractive valuations. All of these characteristics should provide solid and predictable earnings growth. We continue to emphasize the traditional growth sectors of technology and health care, as well as more cyclical groups like producer manufacturing and energy. Our sector weighting strategies are summarized in Exhibit Y.

Exhibit A

■ Sit Investment Associates ■

<u>An Up and Down Quarter Finishes Strongly Higher</u>



Dow Rewind | A quarter of highs, lows and records
Dow opens quarter at 9774.02, down 12.8% from its year's high and in correction territory
Congress approves the largest financial regulation overhaul since the Depression; Goldman agrees to pay $550 million to settle SEC fraud charges
Dow gains 7.1% for July, its best month in a year
Russia bans grain exports and wheat surges 8%
China pushes the yuan lower, erasing gains made since the peg was eased; J&J sells $1.1 billion of bonds at the lowest rates ever for 10- and 30-year corporate debt
The Dow falls 1.3% and Japan's Nikkei slips into bear-market territory as economic woes drive a flight to safety; two-year Treasurys settle at their lowest yield ever
Silver climbs to $20.7450 an ounce, the highest point since 1980
Dow notches best September since 1939, ending quarter up 10.4%
Gold tops $1,300
Dow Jones Industrial Average
The Dow reclaims 10000
Stocks rally as BHP makes an unsolicited $39 billion offer for Potash Corp.
The Dow sinks below 10000, then vaults back above as Bernanke vows action if recovery stumbles
Gold jumps 2%, extending its record run to $1,269.70
AIG strikes deal to pay back government bailout
The Dow, S&P 500 and Nasdaq tumble into the red for the year as investors shed risk as growth worries flare up
GM files for an IPO
Sanofi goes public with an $18.5 billion bid for Genzyme
Agricultural Bank of China raises $19.21 billion in Hong Kong and Shanghai, later becoming the largest IPO ever at $22 billion
Bank failures top 100 for the second year in a row
Street analysts and bloggers buzz about the appearance of the Hindenburg Omen, a sometimes crash indicator
Stocks suffer their worst August in nearly a decade, with the Dow down 4.7% on the month
Dow jumps 254.75 points in best September opening since 1998
The world's central bankers lay out new bank rules, known as Basel III, that ratchet up capital requirements
Japan spends $20 billion to weaken its yen, two-year anniversary of Lehman Brothers' collapse
Brazil's Petrobras sells a $70 billion share offer, the largest ever
10750
10500
10250
10000
9750
9500
9250
JULY
AUGUST
SEPTEMBER
Source: WSJ Market Data Group

Source: The Wall Street Journal, October 1, 2010

Exhibit B

■ Sit Investment Associates ■

STOCKS RALLIED DURING THIRD QUARTER 2010 DESPITE MASSIVE OUTFLOWS FROM STOCK MUTUAL FUNDS INTO BOND FUNDS



A Quirky Quarter
Stocks rallied during the third quarter despite investors' love affair with bonds. Some say strong corporate balance sheets should fuel futher stock gains.
Stock-market indexes, third-quarter performance
12%
9
6
3
0
Nasdaq
S&P 500
DJIA
July
Aug.
Sept.
Money flows in and out of stock and bond mutual funds
Stocks
Bonds
$30 billion
15
0
-15
-30
J F M A M J J A
Cash as a percentage of market value for S&P 500 stocks
15%
12
9
6
3
0
annual
quarterly
1980 '90 '00 '02 '04 '06 '08 '10
Sources: WSJ Market Data Group (indexes); Morningstar (flows); Standard & Poor's

Source: The Wall Street Journal, October 1, 2010

Exhibit C

■ Sit Investment Associates ■

Securities Markets

Equities	09/30/10	08/31/10	06/30/10	12/31/09	12/31/08	One Month	Three Months	Nine Months	21 Months
Dow Jones Industrials	10788.05	10014.72	9774.02	10428.05	8776.39	+7.7%	+10.4%	+3.5%	+22.9%
S&P 500	1141.20	1049.33	1030.71	1115.10	903.25	+8.8	+10.7	+2.3	+26.3
NASDAQ OTC Composite	2368.62	2114.03	2109.24	2269.15	1577.03	+12.0	+12.3	+4.4	+50.2
Fixed Income									
U.S. Treasury									
2-Year Notes	0.42	0.47	0.60	1.14	0.76	-5 b.p.	-18 b.p.	-72 b.p.	-34 b.p.
5-Year Notes	1.26	1.33	1.77	2.68	1.55	-7	-51	-142	-29
10-Year Notes	2.51	2.47	2.93	3.84	2.21	+4	-42	-133	+30
30-Year Bonds	3.69	3.52	3.89	4.64	2.68	+17	-20	-95	+101
AA Industrial									
Intermediate Maturity	3.21	3.12	3.83	4.59	5.46	+9	-62	-138	-225
Long Maturity	4.89	4.84	5.09	5.59	5.92	+5	-20	-70	-103
Mortgages									
Current Coupon GNMA (4.00%)	3.37	3.31	3.72	4.52	4.05	+6	-35	-115	-68
Municipals									
Bond Buyer 40-Bond Index	4.87	4.86	5.16	5.40	5.89	+1	-29	-53	-102
Short Term									
Fed Funds	0.19	0.19	0.15	0.10	0.10	--	+4	+9	+9
Primary Discount Rate *	0.75	0.75	0.75	0.50	0.50	--	--	+25	+25
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.16	0.14	0.18	0.06	0.11	+2	-2	+10	+5

* Primary Credit Discount Rate; effective 1/9/03.

E-09/10 083110
PP-107T.DOC

Exhibit D

■ Sit Investment Associates ■

Market Performance – Total Return

	December 31, 2008 to December 31, 2009			December 31, 2009 to September 30, 2010			June 30, 2010 to September 30, 2010			August 31, 2010 to September 30, 2010		
	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000	S&P 500	Russell Mid Cap	Russell 2000
EARNINGS GROWTH SECTORS												
Quintile 1 (Highest)	52.8	54.6	32.7	3.2	13.2	13.8	14.0	14.9	14.3	12.2	12.4	14.2
Quintile 2	40.1	39.8	34.7	3.4	12.0	7.2	12.8	14.0	11.2	10.8	12.6	14.9
Quintile 3	27.3	38.8	31.5	2.8	2.3	11.6	9.4	11.9	11.2	8.1	10.9	13.0
Quintile 4	10.2	35.4	23.7	5.9	14.7	8.2	8.7	13.7	11.3	6.5	9.1	11.3
Quintile 5 (Lowest)	21.3	33.1	12.4	3.4	12.8	8.5	11.3	11.7	10.2	7.0	7.7	9.0
BETA SECTORS												
Quintile 1 (Highest)	51.7	77.0	68.8	7.7	13.0	11.6	12.1	15.7	16.7	11.2	14.2	18.0
Quintile 2	35.9	53.6	34.0	3.5	11.7	11.5	10.9	15.2	14.3	9.5	12.0	13.7
Quintile 3	37.2	43.4	30.6	4.4	10.3	7.4	12.4	15.8	9.7	10.3	11.5	12.0
Quintile 4	25.4	35.4	17.9	2.0	12.5	8.4	10.6	12.1	8.7	8.2	9.1	10.9
Quintile 5 (Lowest)	9.8	17.2	10.9	0.6	7.0	5.4	10.0	7.7	6.8	5.3	6.2	7.8
MARKET CAP												
Quintile 1 (Highest)	6.4	25.5	6.8	-3.6	8.2	4.5	8.3	14.1	12.4	7.4	8.9	11.1
Quintile 2	30.1	31.0	18.3	3.4	10.7	9.4	11.3	12.4	11.3	8.4	11.3	12.0
Quintile 3	19.5	40.3	29.7	3.1	13.1	13.6	11.8	14.2	12.6	9.0	10.9	13.2
Quintile 4	34.0	36.7	37.0	5.6	10.2	9.4	12.2	12.9	11.3	9.4	10.4	12.7
Quintile 5 (Lowest)	46.2	70.9	45.4	11.5	12.6	8.9	13.4	12.9	8.8	10.6	11.4	13.5
P/E SECTORS												
Quintile 1 (Highest)	40.5	38.5	20.5	5.7	12.5	7.3	12.4	13.3	10.8	10.9	10.6	12.9
Quintile 2	7.7	27.6	10.4	-0.1	8.5	8.2	9.1	12.3	10.3	7.7	9.8	11.0
Quintile 3	19.1	30.4	20.8	7.2	11.5	12.4	12.5	14.1	12.0	8.9	10.2	11.2
Quintile 4	30.6	39.5	34.0	1.7	15.7	12.8	10.0	15.0	13.6	7.6	10.6	13.8
Quintile 5 (Lowest)	36.0	68.1	57.0	5.1	7.0	6.2	12.7	11.9	10.3	9.8	11.8	13.5
No Earnings	12.2	23.5	1.4	-5.8	-4.2	-8.9	16.0	17.5	3.2	6.0	10.1	13.4
DIVIDEND YIELD SECTORS												
Quintile 1 (Highest)	15.5	30.1	26.4	9.9	11.4	13.7	16.4	12.0	9.6	6.9	6.7	6.7
Quintile 2	20.2	35.1	6.6	7.2	13.0	10.9	9.1	12.7	9.1	6.3	7.3	7.5
Quintile 3	18.6	30.4	5.9	2.5	8.8	4.7	11.2	13.2	7.8	8.0	11.7	10.6
Quintile 4	24.9	30.7	10.5	0.6	14.9	8.6	12.0	14.5	10.5	11.2	11.7	11.7
Quintile 5 (Lowest)	28.9	32.2	11.7	-3.2	9.7	9.6	7.4	12.2	11.5	9.0	11.6	12.5
UNIVERSE	26.6	40.5	27.1	3.8	11.0	9.1	11.3	13.3	11.3	9.0	10.6	12.5

*Dividend Yield Sector Returns exclude non-dividend payers

Source: FactSet Research Systems, September 30, 2010

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

CHANGES IN GROUP LEADERSHIP
RUSSELL 3000

ECONOMIC SECTOR	Russell 3000 Weighting	Year 2008 Return	Year 2008 Rank	Year 2009 Return	Year 2009 Rank	Year-to-Date Return	Year-to-Date Rank	September 2010 Return	September 2010 Rank
NON-ENERGY MINERALS	1.5	-52.6	17	49.0 *	4	2.7	13	9.1	10
PRODUCER MANUFACTURING	**8.3**	**-44.8**	**14**	**25.0**	**11**	**13.4 ***	**2**	**12.6 ***	**5**
ELECTRONIC TECHNOLOGY	10.9	-44.6	13	65.9 *	1	4.2	10	13.4 *	3
CONSUMER DURABLES	**1.5**	**-49.7**	**15**	**50.0 ***	**3**	**10.2 ***	**5**	**11.1 ***	**8**
ENERGY MINERALS	8.1	-29.6 *	5	10.5	18	-1.4	17	8.4	13
PROCESS INDUSTRIES	3.1	-41.7	11	46.4 *	5	6.4 *	8	8.3	15
HEALTH TECHNOLOGY	9.4	-18.5 *	2	17.1	14	0.4	16	8.9	12
CONSUMER NON-DURABLES	7.9	-18.2 *	1	20.7	13	10.2 *	6	5.4	17
INDUSTRIAL SERVICES	2.6	-54.4	18	45.8 *	6	2.9	12	13.6 *	2
COMMERCIAL SERVICES	1.6	-40.2	10	29.0 *	10	3.6	11	12.8 *	4
TECHNOLOGY SERVICES	6.4	-40.1	9	57.5 *	2	-2.6	18	11.7 *	7
HEALTH SERVICES	2.4	-42.0	12	35.9 *	8	2.7	14	12.3 *	6
CONSUMER SERVICES	**5.5**	**-37.6**	**8**	**37.7 ***	**7**	**11.8 ***	**3**	**8.9**	**11**
RETAIL TRADE	5.8	-25.1 *	4	33.2 *	9	8.6 *	7	13.9 *	1
TRANSPORTATION	**2.0**	**-21.0 ***	**3**	**21.0**	**12**	**16.8 ***	**1**	**10.0 ***	**9**
UTILITIES	3.8	-30.5 *	6	13.8	17	5.5 *	9	3.3	18
FINANCE	16.0	-49.8	16	14.2	15	2.1	15	6.4	16
COMMUNICATIONS	**3.1**	**-33.8 ***	**7**	**14.2**	**16**	**11.7 ***	**4**	**8.4**	**14**
UNIVERSE (RUSSELL 3000)	100.0	-37.3		28.2		4.8		9.4	
Groups Outperforming (cap weighted) to Total Groups		7/18		10/18		9/18		9/18	

* Group Outperformed

SOURCE: FACTSET RESEARCH SYSTEMS

Exhibit F

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 16th Out of 33 World Equity Markets
Year-to-Date Through September 30, 2010

PERFORMANCE IN U.S. DOLLARS				
	DJ Global, Indexes, US$	Change from 12/31/2009		9/30/2010 Country
Country	on 9/30/10	points	percent	Rank
Australia	397.74	8.02	2.06%	20
Austria	248.41	-5.48	-2.16%	24
Belgium	340.03	16.39	5.07%	14
Brazil	1844.01	54.53	3.05%	18
Canada	467.32	33.44	7.71%	13
Chile	717.71	202.15	39.21%	3
Denmark	514.55	79.48	18.27%	7
Finland	877.42	34.30	4.07%	15
France	264.02	-21.98	-7.68%	28
Germany	257.47	-7.48	-2.82%	26
Greece	90.42	-67.20	-42.63%	33
Hong Kong	466.91	46.15	10.97%	11
Indonesia	206.30	54.22	35.65%	4
Ireland	180.69	-36.03	-16.61%	31
Italy	139.43	-26.54	-15.99%	30
Japan	82.17	1.53	1.90%	21
Malaysia	238.88	51.95	27.79%	5
Mexico	539.35	43.45	8.76%	12
Netherlands	273.86	-7.81	-2.77%	25
New Zealand	164.82	-9.13	-5.25%	27
Norway	339.02	-4.96	-1.44%	23
Philippines	249.77	83.77	50.46%	1
Portugal	180.17	-30.41	-14.44%	29
Singapore	306.69	40.41	15.17%	9
South Africa	370.77	50.11	15.63%	8
South Korea	264.98	28.24	11.93%	10
Spain	311.27	-63.36	-16.91%	32
Sweden	502.75	92.09	22.42%	6
Switzerland	529.95	15.79	3.07%	17
Taiwan	162.06	3.39	2.13%	19
Thailand	142.39	45.23	46.55%	2
United Kingdom	200.00	1.86	0.94%	22
United States	285.38	8.81	3.18%	16 ←
COMPOSITE INDICES				
Latin America	838.37	55.50	7.09%	
Western Europe	258.18	-6.06	-2.29%	
Asia/Pacific	130.75	7.70	6.26%	
World (ex U.S.)	206.45	5.36	2.67%	

Source: FactSet Research Systems, September 30, 2010

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

DOLLAR EXCHANGE RATE TRENDS VERSUS MAJOR CURRENCIES

	2007			2008			2009			2010		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	82.45	-2.3%	1.0%	73.13	-11.3%	-11.5%	81.27	11.1%	29.4%	73.81	-9.2%	-7.3%
February	82.15	-3.5	2.2	72.65	-11.6	-12.7	83.40	14.8	25.2	75.49	-9.5	0.4
March	81.30	-4.4	-0.9	70.34	-13.4	-14.7	84.01	19.4	22.3	75.18	-10.5	3.0
April	79.94	-4.8	-6.0	70.42	-11.9	-9.8	82.47	17.1	4.5	75.35	-8.6	6.9
May	79.29	-1.8	-5.6	70.73	-10.8	-4.4	79.07	11.8	-9.6	78.44	-0.8	16.6
June	79.04	-3.2	-4.8	71.37	-9.7	-6.5	77.18	8.2	-9.2	79.00	2.4	15.7
July	77.60	-5.4	-11.8	70.84	-8.7	-6.3	76.62	8.2	-11.4	76.74	0.2	7.9
August	77.63	-4.5	-11.1	74.06	-4.6	3.9	75.35	1.7	-19.3	75.93	0.8	1.2
September	76.03	-7.0	-13.1	75.58	-0.6	14.9	74.07	-2.0	-23.6	74.99	1.2	-0.5
October	74.05	-10.2	-14.9	80.64	8.9	29.0	72.83	-9.7	-23.4			
November	72.31	-11.4	-17.7	83.04	14.8	34.8	72.43	-12.8	-16.8			
December	73.78	-8.9	-13.3	80.90	9.7	26.7	73.27	-9.4	-10.2			
Average	77.87	-5.6		74.47	-4.4		77.66	4.3		76.10	-2.0	

NOTE: THE EXCHANGE RATE ABOVE IS AN INDEX OF THE TRADE-WEIGHTED AVERAGE OF THE FOREIGN EXCHANGE VALUES OF THE U.S. DOLLAR AGAINST THE CURRENCIES OF MAJOR U.S. TRADING PARTNERS THAT CIRCULATE WIDELY OUTSIDE THE COUNTRY OF ISSUE. THESE INCLUDE THE EURO AREA, CHINA, CANADA, JAPAN, THE U.K., SWITZERLAND, AUSTRALIA AND SWEDEN. THE INDEX VALUES IN THE TABLE REFLECT MONTHLY AVERAGES.

Country or Region Weights (5/17/10): Euro Area: 17.8% Canada: 14.7% Japan: 8.3% U.K.: 4.1% Switzerland: 1.5% Australia: 1.3% Sweden: 1.0%

Currency Appreciation (Y-T-D through 9/30/10): Euro Area: -5.1% Canada: 1.6% Japan: 11.4% U.K.: -2.7% Switzerland: 5.6% Australia: 7.8% Sweden: 5.8%

SOURCE: FEDERAL RESERVE BOARD

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

U.S. DOLLAR HAS FALLEN TO NEW LOWS AGAINST THE CURRENCIES OF SOME MAJOR TRADE PARTNERS



Europe
Number of euros 1 dollar buys
€0.7188
Japan
Number of yen 1 dollar buys
¥82.3995
Switzerland
Number of Swiss franc 1 dollar buys
0.9669 franc
Australia
Number of Australian dollars 1 dollar buys
A$1.0198
€1.00
0.75
0.50
2010
Oct. 7
¥100
75
50
1.00 franc
A$1.00
Source: Thomson Reuters via WSJ Market Data Group

SOURCE: WALL STREET JOURNAL, OCTOBER 8, 2010

Exhibit I

■ Sit Investment Associates ■

The NBER Declared The Recession Over in June 2009 After 18 Months


The End of the Great Recession
The National Bureau for Economic Research determined that the recession ended in June 2009. Compare this most recent downturn with past U.S. economic slumps.
By Length
By Date
Start of recession
Length of recession (in months)
Jan. 1980
Mar. 2001
Jul. 1990
Aug. 1957
Feb. 1945
Apr. 1960
Jul. 1953
Dec. 1969
Nov. 1948
May 1937
Jul. 1981
Nov. 1973
Dec. 2007
Aug. 1929
5
15
25
35
Source: National Bureau of Economic Research

Source: Wall Street Journal, September 21, 2010

G:\Support\Exhibits\E-09/10

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	2Q07 Rev.	3Q07 Rev.	4Q07 Rev.	1Q08 Rev.	2Q08 Rev.	3Q08 Rev.	4Q08 Rev.	1Q09 Rev.	2Q09 Rev.	3Q09 Rev.	4Q09 Rev.	1Q10 Rev.	2Q10 Final	
Personal Consumption Expend.	2.6%	2.4%	1.8%	1.0%	0.6%	-0.7%	-1.9%	-1.8%	-2.2%	-0.9%	0.2%	0.8%	1.7%	
Non-Residential Fixed Invest.	6.1	7.4	8.2	7.0	3.8	-0.8	-8.3	-18.1	-19.3	-17.8	-12.7	-0.8	5.2	
Residential Investment	-17.4	-18.2	-20.7	-23.6	-24.0	-23.7	-24.6	-26.9	-28.1	-21.4	-13.4	-6.3	4.8	
Inventory Change (2)	--	--	--	--	--	--	--	--	--	--	++	++	++	
Net Exports (3)	5.0	11.9	19.4	23.9	29.1	22.8	14.8	26.6	30.7	24.1	30.9	13.1	-31.2	
Exports	7.7	11.6	10.1	9.9	11.5	6.1	-2.9	-11.7	-14.7	-11.0	-0.1	11.4	14.1	
Imports	3.4	3.4	0.7	-0.8	-1.2	-2.4	-6.0	-15.3	-18.3	-14.1	-7.2	6.2	17.4	
Government Spending	1.2	1.9	1.9	2.6	2.6	3.0	3.1	1.7	2.4	1.5	0.8	1.1	0.6	
Total Real GDP	1.8%	2.3%	2.3%	1.9%	1.2%	-0.3%	-2.8%	-3.8%	-4.1%	-2.7%	0.2%	2.4%	3.0%	←
Memo														
Total GDP Less Housing and Autos	2.9	3.6	3.6	3.5	2.9	1.3	-1.2	-2.5	-3.0	-2.2	0.5	2.7	2.9	←
Pers. Cons. Exp. Plus Res. Invs.	1.1	0.9	0.2	-0.6	-0.9	-2.0	-3.1	-3.1	-3.5	-1.8	-0.4	0.5	1.9	
After-tax Corporate Profits	-2.2	-6.2	-1.7	-6.8	-12.6	-12.0	-50.9	-22.9	-13.4	-1.4	91.6	50.8	38.7	

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, SEPTEMBER 30, 2010

Exhibit K

■ Sit Investment Associates ■

ISM (Formerly NAPM) Manufacturing Series Continues In Positive Territory



100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
Index Level
ISM Index
Prices Paid
Expansion
Contraction
70.5
54.4
Dec-85 Jun-86 Dec-86 Jun-87 Dec-87 Jun-88 Dec-88 Jun-89 Dec-89 Jun-90 Dec-90 Jun-91 Dec-91 Jun-92 Dec-92 Jun-93 Dec-93 Jun-94 Dec-94 Jun-95 Dec-95 Jun-96 Dec-96 Jun-97 Dec-97 Jun-98 Dec-98 Jun-99 Dec-99 Jun-00 Dec-00 Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10
Monthly Data through October 1, 2010

Source: Data Resources, Inc., October 1, 2010

G:\Support\Exhibits\E-09/10

Exhibit L

■ Sit Investment Associates ■

Broad-Based Inflation Measures Impacted by Energy



Consumer Price Inflation
Year-over-year change in prices paid by consumers
All Items
Core Rate
All: +1.1%
Core: +0.9%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10



Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All Items
Core Rate
All: +3.1%
Core: +1.3%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10

Source: Bureau of Labor Statistics and Bloomberg, September 17, 2010

EXHIBIT M

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2009				2010				2011E			
	1Q	2Q	3Q	4Q	1Q	2Q	3QE	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	-4.9	-0.7	1.6	5.0	3.7	1.7	2.0	2.0	2.0	2.0	2.5	2.5
S&P 500 Reported Profits (Year-over-Year)	-51.6	5.1	51.7	165.3	132.4	45.7	17.7	8.7	22.8	8.9	25.6	22.3
Consumer Price Index (Year-over-Year)	0.0	-1.1	-1.6	1.5	2.4	1.8	1.2	1.6	1.8	1.9	2.4	2.4
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	8.2	9.3	9.6	10.0	9.7	9.7	9.6	10.0	10.0	9.8	9.5	9.2
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.4
13-week Treasury Bills-Disc.	0.2	0.2	0.2	0.1	0.1	0.1	0.2	0.5	0.8	1.0	1.2	1.5
10-year Treasury Bonds-Yield	2.7	3.3	3.5	3.5	3.7	3.5	2.8	2.9	3.6	4.1	4.2	4.4

SOURCE: SIT INVESTMENT ASSOCIATES, INC., OCTOBER 2, 2010

Exhibit N

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From September 30, 2010

Risk Level/ Representative Issue	Interest Rate Forecast	Time Horizon					
		6 Months		1 Year		3 Yrs (Ann. Return)	
		Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat. Tsy.	Pessimistic	3.00%	-4.8%	3.75%	-5.9%	5.00%	-2.5%
Present YTM 0.42%	Most Likely	1.75	-2.4	2.50	-3.6	4.50	-2.2
	Optimistic	0.50	0.1	2.25	-3.1	3.00	-1.3
Intermediate Risk							
5 yr. Constant Mat. Tsy.	Pessimistic	3.75	-10.6	4.50	-13.1	5.50	-5.1
Present YTM 1.26%	Most Likely	2.75	-6.3	3.25	-7.9	4.75	-4.0
	Optimistic	1.50	-0.5	2.75	-5.7	3.50	-2.2
Medium Risk							
10 yr. Constant Mat. Tsy.	Pessimistic	4.50	-14.6	5.00	-16.9	6.00	-6.5
Present YTM 2.51%	Most Likely	4.00	-10.9	4.25	-11.5	5.25	-4.7
	Optimistic	2.25	3.6	3.75	-7.7	4.00	-1.5
High Risk							
30 yr. Constant Mat. Tsy.	Pessimistic	5.25	-21.6	5.75	-25.6	6.50	-9.3
Present YTM 3.69%	Most Likely	4.50	-11.4	5.00	-16.5	5.50	-5.2
	Optimistic	3.50	5.4	4.50	-9.5	4.50	-0.6

Source: Sit Investment Associates, Inc.

Exhibit O

■ Sit Investment Associates ■

House GOP Unveiled "A Pledge to America" On September 23, 2010

A PLEDGE *TO* AMERICA

America is more than a country.

America is an idea – an idea that free people can govern themselves, that government's powers are derived from the consent of the governed, that each of us is endowed by their Creator with the unalienable rights to life, liberty, and the pursuit of happiness. America is the belief that any man or woman can – given economic, political, and religious liberty – advance themselves, their families, and the common good.

America is an inspiration to those who yearn to be free and have the ability and the dignity to determine their own destiny.

Whenever the agenda of government becomes destructive of these ends, it is the right of the people to institute a new governing agenda and set a different course.

These first principles were proclaimed in the Declaration of Independence, enshrined in the Constitution, and have endured through hard sacrifice and commitment by generations of Americans.

In a self-governing society, the only bulwark against the power of the state is the consent of the governed, and regarding the policies of the current government, the governed do not consent.

An unchecked executive, a compliant legislature, and an overreaching judiciary have combined to thwart the will of the people and overturn their values, striking down long-standing laws and institutions and scorning the deepest beliefs of the American people.

An arrogant and out-of-touch government of self-appointed elites makes decisions, issues mandates, and enacts laws without accepting or requesting the input of the many.

Rising joblessness, crushing debt, and a polarizing legislative environment are fraying the bonds among our people and blurring our sense of national purpose.

Like free peoples of the past, our citizens refuse to accommodate a government that believes it can replace the will of the people with its own. The American people are speaking out, demanding that Republicans realign our country's compass with its founding principles and apply those principles to solve our common problems for the common good.

The need for urgent action to repair our economy and reclaim our government for the people cannot be overstated.

With this document, we pledge to dedicate ourselves to the task of reconnecting our highest aspirations to the permanent truths of our founding by keeping faith with the values our nation was founded on, the principles we stand for, and the priorities of our people. This is our Pledge to America.

We pledge to honor the Constitution as constructed by its framers and honor the original intent of those precepts that have been consistently ignored – particularly the Tenth Amendment, which grants that all powers not delegated to the United States by the Constitution, nor prohibited by it to the states, are reserved to the states respectively, or to the people.

We pledge to advance policies that promote greater liberty, wider opportunity, a robust defense, and national economic prosperity.

We pledge to honor families, traditional marriage, life, and the private and faith-based organizations that form the core of our American values.

We pledge to make government more transparent in its actions, careful in its stewardship, and honest in its dealings.

We pledge to uphold the purpose and promise of a better America, knowing that to whom much is given, much is expected and that the blessings of our liberty buoy the hopes of mankind.

We make this pledge bearing true faith and allegiance to the people we represent, and we invite fellow citizens and patriots to join us in forming a new governing agenda for America.

Source: A Pledge to America, September 23, 2010

Exhibit P

■ Sit Investment Associates ■

There Are More Competitive House Races Among Democratic-held Districts Than Among Republican-held Districts

Democratic-Held Competitive House Races

Likely Democrat	Lean Democrat	True Toss-Up	Lean Republican	Likely Republican
Ross AR-4	Bright AL-2	McNerney CA-11	AR-1 (Berry)	AR-2 (Snyder)
Barrow GA-12	Giffords AZ-8	Sanchez CA-47	Kirkpatrick AZ-1	Markey CO-4
Braley IA-1	Cardoza CA-18	Salazar CO-3	Mitchell AZ-5	LA-3 (Melancon)
Loesback IA-2	Costa CA-20	Klein FL-22	Boyd FL-2	Kratovil MD-1
Bean IL-8	Perlmutter CO-7	Boswell IA-3	Grayson FL-8	Pomeroy ND-AL
Yarmuth KY-3	Himes CT-4	Donnelly IN-2	Kosmas FL-24	NH-2 (Hodes)
Pingree ME-1	Murphy CT-5	Skelton MO-4	Halvorsen IL-11	Teague NM-2
Michaud ME-2	Bishop GA-2	Heinrich NM-1	Foster IL-14	NY-29 Vacant
Walz MN-1	Marshall GA-8	Hall NY-19	IN-8 (Ellsworth)	Driehaus OH-1
Oberstar MN-8	Minnick ID-1	Arcuri NY-24	KS-3 (Moore)	Kilroy OH-15
Carnahan MO-3	Hare IL-17	Shuler NC-11	MI-1 (Stupak)	Kanjorski PA-11
Pallone NJ-6	Hill IN-9	Sutton OH-13	Schauer MI-7	TN-6 (Gordon)
Holt NJ-12	Chandler KY-6	Space OH-18	Childers MS-1	Perriello VA-5
McCarthy NY-4	Peters MI-9	Schrader OR-5	Shea-Porter NH-1	WA-3 (Baird)
McMahon NY-13	MA-10 (Delahunt)	Murphy PA-8	Titus NV-3	
Maffei NY-25	Etheridge NC-2	Sandlin SD-AL	Boccieri OH-16	
Wilson OH-6	Kissell NC-8	Edwards TX-17	Dahlkemper PA-3	
Kaptur OH-9	Adler NJ-3	Rodriguez TX-23	PA-7 (Sestak)	
Wu OR-1	Bishop NY-1	Larsen WA-2	Carney PA-10	
Holden PA-17	Murphy NY-20		Spratt SC-5	
RI-1 (Kennedy)	Owens NY-23		TN-8 (Tanner)	
Davis TN-4	Altmire PA-4		Nye VA-2	
Matheson UT-2	Critz PA-12		WI-7 (Obey)	
Boucher VA-9	Connolly VA-11		Kagen WI-8	
Kind WI-3	Smith WA-9		WV-1 (Mollohan)	
Rahall WV-3				

If the name appears first, it is an incumbent. If the district appears first, the incumbent (whose name appears in parentheses) is retiring.

Republican-Held Competitive House Races

Likely Democrat	Lean Democrat	True Toss-Up	Lean Republican	Likely Republican
Cao LA-2	DE-AL (Castle)	IL-10 (Kirk)	AL-5 (Griffith)	AZ-3 (Shadegg)
	Djou HI-1		Lungren CA-3	Mack CA-45
			FL-25 (Diaz-Balart)	FL-12 (Putnam)
			Dent PA-15	MI-3 (Ehlers)
				Bachmann MN-6
				Terry NE-2
				Tiberi OH-12
				Gerlach PA-6
				Reichert WA-8

If the name appears first, it is an incumbent. If the district appears first, the incumbent (whose name appears in parentheses) is retiring.

Source: International Strategy & Investment, September 30, 2010

Exhibit Q

■ Sit Investment Associates ■

Republicans Favored in Most of the Competitive Senate Races

Competitive Senate Races

Likely Democrat	Lean Democrat	True Toss-Up	Lean Republican	Likely Republican
DE (Kaufman)	**CT (Dodd)**	**Boxer (CA)**	AK (Murkowski)	**Lincoln (AR)**
Gillibrand (NY)		**Reid (NV)**	**Bennet (CO)**	**IN (Bayh)**
		Murray (WA)	FL (LeMieux)	KS (Brownback)
		WV (Byrd)	**IL (Burris)**	KY (Bunning)
			MO (Bond)	Vitter (LA)
			Feingold (WI)	NH (Gregg)
				Burr (NC)
				ND (Dorgan)
				OH (Voinovich)
				PA (Specter)
				UT (Bennett)

Notes: **Seats currently held by Democrats in blue bold.**
If the name appears first, it is an incumbent. If the state appears first, the incumbent (whose name appears in parentheses) is retiring, lost primary or died.

Safe Democrats: Inouye (HI), Mikulski (MD), Schumer (NY), Wyden (OR), Leahy (VT).
Safe GOP: Shelby (AL), McCain (AZ), Isakson (GA), Crapo (ID), Grassley (IA), Coburn (OK), DeMint (SC), Thune (SD).

Source: International Strategy & Investment, September 30, 2010

Exhibit R

■ Sit Investment Associates ■

2010 Federal Budget Deficit Trends Compared to 2009

	Receipts			Outlays			Surplus/Deficit		
	FY2009	FY2010	Difference	FY2009	FY2010	Difference	FY2009	FY2010	Difference
October	$164.8	$135.3	($29.5)	$320.4	$311.7	($8.7)	($155.5)	($176.4)	($20.8)
November	$144.8	$133.6	($11.2)	$270.0	$253.9	($16.1)	($125.2)	($120.3)	$4.9
December	$237.8	$218.9	($18.9)	$289.5	$310.3	$20.8	($51.8)	($91.4)	($39.7)
January	$226.1	$205.2	($20.9)	$289.5	$247.9	($41.7)	($63.5)	($42.6)	$20.8
February	$87.3	$107.5	$20.2	$281.2	$328.4	$47.3	($193.9)	($220.9)	($27.1)
March	$128.9	$153.4	$24.4	$320.5	$218.7	($101.8)	($191.6)	($65.4)	$126.2
April	$266.2	$245.3	($20.9)	$287.1	$328.0	$40.8	($20.9)	($82.7)	($61.8)
May	$117.2	$146.8	$29.6	$306.9	$282.7	($24.1)	($189.7)	($135.9)	$53.7
June	$215.3	$251.0	$35.7	$309.7	$319.5	$9.8	($94.3)	($68.4)	$25.9
July	$151.5	$155.5	$4.1	$332.2	$320.6	($11.6)	($180.7)	($165.0)	$15.6
August	$145.5	$164.0	$18.5	$249.1	$254.5	$5.4	($103.6)	($90.5)	$13.0
September	$218.9			$264.1			($45.2)		
FY To Date (11Months	$1,885.5	$1,916.5	$31.1	$3,256.0	$3,176.1	($79.9)	($1,370.5)	($1,259.6)	$110.9

Source: Treasury Bulletin and ISI Group, September 13, 2010

Exhibit S

■ Sit Investment Associates ■

The Dollar Volume of Global Deals Is Up +21 Percent Versus Last Year Through the First Nine Months of 2010



Gradually Gaining
Quarterly dollar volume of announced global mergers and acquisitions
$1.5
1.2
0.9
0.6
0.3
0
10,000
8,000
6,000
4,000
2,000
0
No. of deals (right axis)
Deal value, in trillions* (left axis)
2007
2008
2009
2010
*Includes net debt of target; excludes spinoffs and buybacks
Source: Dealogic

Source: Wall Street Journal, October 1, 2010

EXHIBIT T

■ SIT INVESTMENT ASSOCIATES ■

EQUITY CHARACTERISTICS

SEPTEMBER 30, 2010

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500 [3]	S&P 500 [4]
Earnings Outlook - Strong Growth [1]							
2010 Projected Gain	+22.1%	+28.6%	+27.1%	+20.0%	+34.2%	39.4%	45.7%
2011 Projected Gain	+19.9%	+22.0%	+23.8%	+16.2%	+17.4%	19.5%	13.6%
5-Year Projected Growth	+13.2%	+14.7%	+16.9%	+10.8%	+13.5%	8.0%	8.0%
Dividend Yield							
Equities Only	+1.6%	+0.7%	+0.5%	+2.7%	+1.7%	2.0%	2.0%
Total Fund	+1.6%	+0.7%	+0.5%	+2.7%	+1.7%	2.0%	2.0%
Implied Return							
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.8%	+15.5%	+17.4%	+13.5%	+15.2%	10.0%	10.0%
Wtd Avg Price/Earnings Ratio [2]							
2010 Calendar P/E	17.1x	22.7x	26.1x	14.5x	18.0x	16.1x	13.8x
2011 Calendar P/E	13.6x	17.7x	19.1x	12.4x	15.4x	13.4x	12.1x
Median Price/Earnings Ratio [2]							
2010 Calendar P/E	15.4x	17.7x	19.5x	14.3x	16.6x	N/A	15.1x
2011 Calendar P/E	13.2x	14.7x	16.4x	12.6x	14.1x	N/A	13.3x
Average P/E-to-5-Year Earnings Growth Ratio							
2010 Calendar PEG	1.3x	1.5x	1.5x	1.3x	1.2x	2.0x	1.7x
2011 Calendar PEG	1.0x	1.2x	1.1x	1.1x	1.0x	1.7x	1.5x
Wtd Avg Mkt Cap ($ Million)	$70,440	$11,407	$3,410	$61,436	$75,864	$80,833	$80,833

Footnotes:
(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%
(2) Excludes stocks with P/E over 200x
(3) Based on S&P 500 reported earnings - top down basis
(4) Based on S&P 500 earnings prior to write-offs - bottom up basis
Median P/E is calculated using bottom up earnings estimates from First Call

SOURCE: FACTSET RESEARCH SYSTEMS, RUSSELL INVESTMENTS AND SIT INVESTMENT ASSOCIATES, INC.

EXHIBIT U

■ SIT INVESTMENT ASSOCIATES ■

INFLATION AND S&P 500 MULTIPLES



DATA THROUGH SEPTEMBER 30, 2010
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
P/E
Standard Deviation
Average P/E
Current Valuation
Consumer Price Index
Standard Deviation
63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09
Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation based on 2010 est. operating EPS of $82.82.

SOURCE: STANDARD & POOR'S, BUREAU OF LABOR STATISTICS, SANFORD BERNSTEIN AND SIT INVESTMENT

G:\Support\Exhibits\E-09/10

Exhibit V

■ Sit Investment Associates ■

S&P 500 Index Earnings Yield vs. 10-Year Treasury Note Yield



Data through September 30, 2010
16%
14%
12%
10%
8%
6%
4%
2%
S&P 500 Index - Earnings Yield
10 Yr. Treasury Yield
S&P Earnings Yield →
← 10 Year Treas. Yield
62 63 64 65 66 67 68 69 70 71 72 73 74 75 76 77 78 79 80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09
Note: Operating EPS used to calculate P/E after 12/84

Source: Standard & Poor's, Sanford Bernstein and Sit Investment

G:\Support\Exhibits\E-09/10

EXHIBIT W

■ SIT INVESTMENT ASSOCIATES ■

<u>U.S. EQUITIES ALSO REMAIN CHEAP RELATIVE TO HIGH-GRADE CORPORATE BONDS</u>



...Equities Remain Very Cheap Compared To Bonds
%
%
4
3
2
1
0
-1
-2
S&P 500 TRAILING EARNINGS YIELD
MINUS REAL* AAA CORPORATE YIELD
© BCA Research 2010
1985
1990
1995
2000
2005
2010

* DEFLATED BY 10-YEAR INFLATION EXPECTATIONS.

SOURCE: THE BANK CREDIT ANALYST, OCTOBER 2010

EXHIBIT X

■ SIT INVESTMENT ASSOCIATES ■

LARGE, MEDIUM AND SMALL CAP 6-MONTH PRICE MOMENTUM

DATA THROUGH SEPTEMBER 30, 2010


S&P 500 6-Month Price Momentum
July: 2.6% August: -5.0% September: -2.4%
% Change
40
30
20
10
0
-10
-20
-30
-40
-50
83 85 87 89 91 93 95 97 99 01 03 05 07 09


Russell Midcap 6-Month Price Momentum
July: 7.7% August: -1.9% September: 1.3%
% Change
50
40
30
20
10
0
-10
-20
-30
-40
-50
82 84 86 88 90 92 94 96 98 00 02 04 06 08


Russell 2000 6-Month Price Momentum
July: 8.1% August: -4.2% September: -0.4%
% Change
50
40
30
20
10
0
-10
-20
-30
-40
-50
83 85 87 89 91 93 95 97 99 01 03 05 07 09


NASDAQ OTC 6-Month Price Momentum
July: 5.0% August: -5.6% September: -1.2%
% Change
80
60
40
20
0
-20
-40
-60
85 87 89 91 93 95 97 99 01 03 05 07 09

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-09/10

Exhibit Y

■ Sit Investment Associates ■

SIA Domestic Growth Equity Weighting Strategies vs. Benchmarks
Data as of September 30, 2010

	Large Cap Growth Strategy			Mid Cap Growth Strategy			Small Cap Growth Strategy		
ECONOMIC SECTOR	% FactSet LTGR	S&P500 Weight	SIA Weight +/-	% FactSet LTGR	S&P Midcap Weight	SIA Weight +/-	% FactSet LTGR	Russell 2000 Weight	SIA Weight +/-
Non-Energy Minerals	5.2	1.3	0	11.0	1.8	0	14.0	2.5	0
Producer Manufacturing	10.6	8.0	+	14.2	10.4	0	15.0	8.4	+
Electronic Technology	13.0	11.4	++	14.7	7.4	++	17.5	9.9	++
Consumer Durables	10.5	1.2	0	12.0	3.0	+	12.3	2.5	+
Energy Minerals	10.7	9.0	0	8.0	4.1	0	11.0	2.7	0
Process Industries	8.2	2.6	0	9.8	5.3	+	14.0	3.9	-
Health Technology	10.9	9.5	0	13.3	7.1	++	19.5	8.7	++
Consumer Non-Durables	9.3	9.3	0	12.5	4.3	+	14.0	4.4	0
Industrial Services	13.0	2.2	0	15.0	3.6	0	13.7	3.0	++
Commercial Services	10.4	1.0	-	14.0	3.8	--	15.0	4.6	--
Technology Services	12.2	6.4	+	14.0	6.8	++	16.6	7.3	++
Health Services	11.6	2.2	0	13.6	4.3	0	15.1	3.9	-
Consumer Services	12.3	5.4	-	14.5	4.1	-	15.0	5.2	-
Retail Trade	13.0	6.1	+	13.8	5.7	0	15.0	5.3	0
Transportation	13.0	2.0	0	11.9	2.0	0	10.7	2.7	-
Utilities	5.9	3.8	-	6.0	5.8	--	5.6	3.4	-
Finance	9.1	15.3	--	8.0	19.6	--	9.0	20.4	--
Communications	5.0	3.3	0	13.4	0.8	0	13.5	1.1	+
BENCHMARK AVG/TOTAL	10.6	100.0		12.2	100.0		14.3	100.0	

Source: FactSet Research Systems